Exhibit 12.1
Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(dollars in thousands)

	For the year ended December 31,
	2007	2006	2005	2004	2003

Earnings:

Pretax income	106,023	139,348	108,407	47,952	113,072
Add:
Fixed charges	106,327	98,687	81,089	66,559	53,964
Less:
Capitalized interest	(2,011)	(733)	(1,301)	(563)	—

Total Earnings	210,339	237,302	188,195	113,948	167,036

Fixed Charges:

Interest expense	$73,588	$65,465	$56,119	$44,648	$36,762
Estimated interest within rent expense	30,728	32,489	23,669	21,348	17,202
Capitalized interest	2,011	733	1,301	563	—

Total Fixed Charges	$106,327	$98,687	$81,089	$66,559	$53,964

Ratio of Earnings to Fixed Charges	2.0	2.4	2.3	1.7	3.1